SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Futuremedia Learning's Client Base Increases 47% In 2007

LONDON, Dec. 14 /PRNewswire-FirstCall/ -- Futuremedia Learning, a division of Futuremedia plc (Nasdaq: FMDA), a leading e-learning provider and design, exhibition and events agency, announced today that its client base has increased 47% in 2007. The Company's client list includes ten FTSE 100 companies, including Unilever, Barclays, AstraZeneca, British Telecom and BAE Systems.

Futuremedia Learning's focus on the education sector has led to a supplier relationship with one of the UK's leading business process outsourcing (BPO) companies to help it execute a five year contract worth over $200 million. As a result of this successful client engagement, Futuremedia Learning has received a contract with a total value exceeding $300,000.

"Futuremedia Learning's primary goal in 2007 was to grow our business with the Company's top ten clients and we demonstrated solid progress. Looking ahead, we plan to expand our client base by entering new geographic regions, including Asia, Australia, New Zealand and the United States. Additionally, we plan to increase our market share in a broad range of industry sectors, including aviation, finance and healthcare. Our clients are increasingly turning to Futuremedia Learning because of our expertise, execution and attention to detail," said George O'Leary, CEO of Futuremedia.

Futuremedia's learning platform continues to support the learning and development strategy for two key clients: Crown Protection Services (CPS) and British United Provident Association (BUPA). BUPA has extended its contract for three additional years. Additionally, Futuremedia plc retained its International Organization for Standardization 9001:2000 (ISO) Quality Management System certification for the third consecutive year from the SGS Group. ISO is an internationally recognized standard for quality management and is based on eight management principles: customer focus, leadership, involvement of people, process approach, system approach, continual improvement, fact-based decision making and mutually beneficial supplier relationships.

"Our vision is to be the learning company of choice in the UK. We have achieved results for our clients through creativity and return on investment. We have been recognized by the industry and our peers alike as a leader in the field. For the second consecutive year, Futuremedia Learning was awarded The Public Sector People Managers' Association e-Human Resources award," said Andrea Miles, Managing Director of Futuremedia Learning.

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk.

CONTACT: Jenna Focarino, or Brian O'Keefe, both of Brainerd Communicators, Inc., +1-212-986-6667, for Futuremedia plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company


By:    /s/ George O'Leary
       ----------------------------------
       George O'Leary
       Chief Executive Officer

Date:  December 14, 2007